EXHIBIT 99.1

                                                                          YELL

                                                                    26 July 2005

   news release   news release   news release   news release   news release


    YELL GROUP PLC FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30 JUNE 2005

      A STRONG FIRST QUARTER. YELL ON TRACK TO MEET FULL YEAR EXPECTATIONS

      o Group turnover up 11.6% to (pound)313.6 million; 12.7% at a constant exchange rate

      o Group adjusted EBITDA up 14.5% to (pound)100.1 million; 15.3% at a constant exchange rate

      o     Group adjusted profit after tax up 22.9% to (pound)47.8 million

      o Group operating cash flow less capital expenditure up 18.8% to (pound)84.0 million; 19.7% at a constant exchange rate

      o Diluted earnings per share before exceptional items up 21.8% to 6.7 pence

Note: Adjusted EBITDA for the three months ended 30 June 2005 is stated before an exceptional credit of (pound)5.0 million from releasing a provision for IPO costs. Adjusted profit after tax is stated before the exceptional credit ((pound)3.5 million net of tax charge) and an additional charge of (pound)6.7 million ((pound)4.5 million net of tax credit) from accelerated amortisation of finance fees related to the bank debt refinanced on 15 July 2005.

Results previously reported for the three months ended 30 June 2004 were reported under UK GAAP. All figures reported here are reported under International Financial Reporting Standards. A detailed reconciliation between UK GAAP and IFRS can be obtained in the IFRS conversion statements published on our website on 13 June 2005.

JOHN CONDRON, CHIEF EXECUTIVE OFFICER, SAID:

"Yell's strategy and execution continue to deliver strong performance and our first quarter results maintain the growth momentum across the Group. The acquisition of TransWestern, which we have now completed, significantly expands our US footprint. We welcome into the Yell Group the TransWestern people with whom we are already working very closely as we integrate the business into Yellow Book. We look forward to realising the benefits of the acquisition over time.

"In the UK, the Competition Commission is following the timetable it set out in May. This is an iterative process and we have made our first submission."

JOHN DAVIS, CHIEF FINANCIAL OFFICER, SAID:

"Our strong revenue growth benefited in the UK from the profile of first quarter directories and, in the US, from the heavy new launch programme. We reiterate our guidance for the year end and are on track to meet expectations.

"We have successfully syndicated our refinanced senior debt with a bank facility of (pound)2 billion which also funded our $1,575 million acquisition of TransWestern."



                       Yell Group plc. Registered Office:
             Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT.
                       Registered in England No. 4180320.

ENQUIRIES

YELL - INVESTORS

Jill Sherratt
Tel               +44 (0)118 950 6984
Mobile            +44 (0)7764 879808

YELL - MEDIA

Jon Salmon
Tel               +44 (0)118 950 6656
Mobile            +44 (0)7801 977340

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel               +44 (0)20 7638 9571
Mobile            +44 (0)7973 611888


This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2005 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.


                   A copy of this release can be accessed at:
                         www.yellgroup.com/announcements

    Our subsidiary, Yell Finance B.V., will furnish its results for the three months ended 30 June 2005 to the SEC on Form 6-K on 26 July 2005.

   A copy of this submission can also be accessed on the Yell Group website.

YELL GROUP PLC SUMMARY FINANCIAL RESULTS

                                                --------------------------- --------------------------
                                                         THREE MONTHS                      CHANGE AT
                                                        ENDED 30 JUNE                       CONSTANT
                                                ---------------------------                 EXCHANGE
UNAUDITED                                            2004 (A)      2005        CHANGE       RATE (B)
                                                -------------- ------------ ----------- --------------
                                                    (POUND)M      (POUND)M
----------------------------------------------- -------------- ------------ ----------- --------------
Turnover (c)                                          280.9        313.6        11.6%          12.7%
Adjusted EBITDA (c) (d)                                87.4        100.1        14.5%          15.3%
Operating cash flow (c) (e)                            70.7         84.0        18.8%          19.7%

Adjusted diluted earnings per share (pence)(d)          5.5          6.7         21.8%

Cash conversion (c)  (f)                               80.9%        83.9%

Profit on ordinary activities after tax                38.9         46.8         20.3%
----------------------------------------------- -------------- ------------ ----------- --------------


(a) Results previously reported for the three months ended 30 June 2004 were reported under UK GAAP. Figures reported here are reported under International Financial Reporting Standards. A detailed explanation of these changes can be obtained in the IFRS conversion statements published on our website on 13 June 2005.

(b) Change at constant exchange rate states the change in current period results compared to the same period in the previous year as if the current period results were translated at the same exchange rate as that used to translate the results for the same period in the previous year.

(c) Turnover, EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.

(d) Adjusted EBITDA for the three months ended 30 June 2005 is stated before an exceptional credit of (pound)5.0 million from releasing a provision for IPO costs. Adjusted diluted earnings per share are stated before the exceptional credit ((pound)3.5 million net of tax charge) and an additional charge of (pound)6.7 million ((pound)4.5 million net of tax credit) from accelerated amortisation of finance fees related to the bank debt refinanced on 15 July 2005.

(e) Cash generated from operations before payments of exceptional costs, less capital expenditure.

(f)    Operating cash flow as a percentage of adjusted EBITDA.

REVIEW OF OPERATING PERFORMANCE

TURNOVER

Group turnover increased 11.6% to (pound)313.6 million, or 12.7% at a constant exchange rate, from (pound)280.9 million for the same period last year.

UK operations

UK turnover increased 6.5% to (pound)160.4 million. The strong turnover growth from printed directories of 3.6% to (pound)143.9 million in part reflects the mix of relatively higher growth directories during the period. The effect of RPI-6% was to reduce Yellow Pages prices by an average of 2.9%.

The total number of unique print advertisers dropped slightly to 135,000. This reflects increased competition and the decline in retention to 74%, down from 75% at the year end and 76% for the same period last year, as advertisers have more products and channels from which to choose. However, we offset this decline with a 6.2% growth in average turnover per unique advertiser to (pound)1,066.

Yell.com continued to grow rapidly with an increase in turnover of 49.4% to (pound)11.8 million. This reflected the growth in searchable advertisers of 37.3% to 151,000.

While we expect the slower-growing directories of the second quarter to affect revenue growth in the first half, we are confident that UK turnover is on track to meet full year expectations.

US operations

US turnover grew 17.6% to (pound)153.2 million. At a constant exchange rate, the increase was 19.9%. The average exchange rate was approximately $1.86:
(pound)1.00 against $1.81: (pound)1.00 in the same period last year.

Unique advertisers increased 6.5% to 132,000 with average turnover per unique advertiser up 12.7% to $2,144 and retention up from 70% to 71%.

Organic turnover grew 18.7%. Same-market growth was 8.4%, contributing 7.7% to the organic growth, with the significant new launch programme of 12 directories also contributing 15.2%, offset by a decrease of 4.2% primarily from rescheduling production to later periods as we continue to rebalance production. Acquisitions added a further 1.2% to growth.

While the rate of turnover growth in the first half will be affected by the smaller new launch programme during the second quarter, we are confident that US turnover is on track to meet full year expectations.

We completed the acquisition of TransWestern on 15 July 2005, which significantly expands our US footprint. Integration planning is well advanced and the first steps to integrate TransWestern into Yellow Book are already underway.


ADJUSTED EBITDA

Group adjusted EBITDA increased by 14.5% to (pound)100.1 million, or 15.3% at a constant exchange rate. The Group adjusted EBITDA margin increased 0.8 percentage points to 31.9%, driven by the strong US performance. Adjusted EBITDA for the three months ended 30 June 2005 is stated before an exceptional credit of (pound)5.0 million from releasing a provision for IPO costs.

UK adjusted EBITDA rose 4.4% to (pound)57.1 million, reflecting the sustained excellent progress of Yell.com, partially offset by our continued investment to support the continuing turnover growth of the printed directories. Yell.com increased its EBITDA to (pound)4.4 million from (pound)2.3 million in the same period last year. The overall UK adjusted EBITDA margin was 35.6%, compared with 36.3% in the same period last year.

In the US, strong turnover growth and operational leverage resulted in 31.5% growth in EBITDA to (pound)43.0 million, a 33.6% increase at a constant exchange rate. The US EBITDA margin increased from 25.1% to 28.1% despite the heavy launch programme during the first quarter. With the continuation of investment in turnover growth planned for the rest of the year, we have not changed our expectations for the full year.

CASH FLOW AND NET DEBT

The Group converted 83.9% of adjusted EBITDA to cash, as compared to 80.9% last year. Group operating cash flow increased 18.8% to (pound)84.0 million, or 19.7% at a constant exchange rate. Excluding the effect of the additional pension contribution totalling (pound)8.8 million in the quarter, we would have converted 92.7% of adjusted EBITDA to cash. This is our second additional annual pension contribution paid toward alleviating the level of the pension deficit and, while it reduces free cash flow, it has no effect on the Group's profit and loss.

                                                                         THREE MONTHS ENDED     THREE MONTHS ENDED
                                                                                    30 JUNE                30 JUNE
                                                                        --------------------  ---------------------
                                                                                       2004                   2005
                                                                        -------------------------------------------
                                                                                   (POUND)M               (POUND)M
CASH GENERATED FROM OPERATIONS                                                        74.1                   88.1
Cash payments of exceptional items                                                     0.3                    0.6
Purchase of tangible fixed assets, net of sale proceeds                               (3.7)                  (4.7)
                                                                        --------------------  ---------------------
CASH GENERATED FROM OPERATIONS BEFORE PAYMENTS OF EXCEPTIONAL
   COSTS AND AFTER CAPITAL EXPENDITURE                                                70.7                    84.0
                                                                        ====================  =====================

Free cash flow (net cash inflow from operating activities ((pound)70.3 million) less purchase of fixed assets ((pound)4.7 million)) generated during the three months was (pound)65.6 million.

Net debt at (pound)1,076.9 million, which was down (pound)29.2 million from 31 March 2005, represented a multiple of 2.6 times adjusted EBITDA for the last 12 months. The movement in net debt for the three months ended 30 June 2005 arose as follows:

                                                        NET DEBT
                                                  ---------------
                                                        (POUND)M

AT 31 MARCH 2005                                        1,106.1
Free cash flow                                            (65.6)
Purchase of subsidiary undertakings                         4.8
Net cash used in financing activities                       0.1
Non-cash finance charges increasing debt                   11.0
Currency movements                                         20.5
                                                  ---------------
AT 30 JUNE 2005                                         1,076.9
                                                  ===============


Since 30 June we have successfully syndicated a new (pound)2 billion credit facility to fund the acquisition of TransWestern and to refinance the entire (pound)876.7 million of bank debt that existed at 30 June. Our senior notes remain unaffected. Based on Yell's and TransWestern's strong cash generation, we expect our net debt to reach four times our pro forma EBITDA by 31 March 2006.

NET RESULTS

AFTER TAX RESULTS

Profit after tax for the three months to 30 June 2005 was (pound)46.8 million, compared with a profit after tax of (pound)38.9 million for the same period last year. This reflects the strong EBITDA growth. The tax charge before exceptional items was (pound)24.6 million, which represents 34.0% of profit before tax adjusted for exceptional costs. Adjusted profit after tax of (pound)47.8 million is stated before exceptional items relating to a credit of (pound)5.0 million ((pound)3.5 million net of tax charge) from releasing a provision for IPO costs, and an additional charge of (pound)6.7 million ((pound)4.5 million net of tax credit) from accelerated amortisation of finance fees related to bank debt refinanced on 15 July 2005.

EARNINGS PER SHARE

Diluted earnings per share were 6.7 pence before exceptional items; an increase of 21.8% from last year. Basic earnings per share before exceptional items were
6.8 pence, as compared to 5.6 pence last year.

UK REGULATION

Following the referral by the Office of Fair Trading of the supply of "classified directories advertising services" to the Competition Commission in April 2005, we have submitted our initial evidence. The Commission is following the administrative timetable for its investigation set out in May 2005. This timetable, initial submissions from all parties and other related information can be found on the Commission's website at www.competition-commission.org.uk.

KEY OPERATIONAL INFORMATION

                                                                    ---------------------------------
                                                                           THREE MONTHS ENDED 30 JUNE
                                                                    ---------------------------------
                                                                                 2004           2005        CHANGE
------------------------------------------------------------------- ------------------ -------------- -------------
UK PRINTED DIRECTORIES
Unique advertisers (thousands) (1)                                               138            135        (2.2)%
Directory editions published                                                      28             29
Unique advertiser retention rate (%) (2)                                          76             74
Turnover per unique advertiser ((pound))                                       1,004          1,066          6.2%

US PRINTED DIRECTORIES
Unique advertisers (thousands) (1) (3)                                           124            132          6.5%
Directory editions published                                                     126            128
Unique advertiser retention rate (%) (3)                                          70             71
Turnover per unique advertiser ($)                                             1,902          2,144         12.7%

OTHER UK PRODUCTS AND SERVICES
Yell.com searchable advertisers at 30 June (thousands)(4)                        110            151         37.3%
Yell.com searches for June (millions)                                             18             24         33.3%
------------------------------------------------------------------- ------------------ -------------- -------------

(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(3) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the three months ended 30 June 2004 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(4) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.

YELL GROUP PLC AND SUBSIDIARIES


UNAUDITED CONSOLIDATED INCOME STATEMENT

                                                                             THREE MONTHS ENDED
                                                                                  30 JUNE
                                                                     --------------------------------
                                                             NOTES            2004            2005
                                                                     ----------------- --------------
                                                                          (POUND)M        (POUND)M
   TURNOVER                                                      2           280.9           313.6
   Cost of sales                                                            (127.8)         (143.0)
                                                                     ----------------- ---------------
   GROSS PROFIT                                                              153.1           170.6
   Distribution costs                                                         (8.3)           (9.4)
   Administrative expenses
        Ongoing activities                                                   (64.6)          (67.1)
        Exceptional items                                       4                -             5.0
                                                                     ----------------- ---------------
   OPERATING PROFIT                                             3              80.2           99.1
   Net interest payable
        Ongoing activities                                                   (24.3)          (21.7)
        Exceptional items                                       4                -            (6.7)
                                                                     ----------------- ---------------
   PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                              55.9            70.7
   TAXATION
        Ongoing activities                                      5            (17.0)          (24.6)
        Exceptional items                                     4,5                -             0.7
                                                                     ----------------- ---------------

   PROFIT FOR THE FINANCIAL PERIOD                                            38.9            46.8
                                                                     ================= ===============


                                                                         (in pence)      (in pence)

   Basic earnings per share                                      6              5.6            6.6
   Diluted earnings per share                                    6              5.5            6.6



         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES


UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE


                                                                     THREE MONTHS ENDED 30 JUNE
                                                               --------------------------------------
                                                                         2004                2005
                                                               ----------------- --------------------
                                                                     (POUND)M            (POUND)M
   PROFIT FOR THE FINANCIAL PERIOD                                       38.9                46.8
                                                               ----------------- --------------------
   Exchange differences on translation of foreign
      operations                                                          7.0                28.5
   Estimated effect of  significant changes in
      securities markets on retirement benefit
      obligations                                                           -               (20.0)
   Change in recorded value of financial instruments
      used as hedges                                                        -                (1.8)
   Tax effect of items in other comprehensive income
                                                                            -                 6.4
   Tax benefit arising (reversing) on unexercised stock
      options                                                             1.5                (1.1)
                                                               ----------------- --------------------
   Other comprehensive income - net gains not                             8.5
      recognised in income statement                                                         12.0
                                                               ----------------- --------------------
   TOTAL RECOGNISED INCOME FOR THE PERIOD                                47.4                58.8
                                                               ================= ====================




         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES


UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

                                                                   THREE MONTHS ENDED 30 JUNE
                                                               -----------------------------------
                                                                           2004               2005
                                                               -----------------  -----------------
                                                                       (POUND)M           (POUND)M
    NET CASH INFLOW FROM OPERATING ACTIVITIES
       Cash generated from operations                                     74.1               88.1
       Interest paid                                                     (15.4)             (12.2)
       Interest received                                                   0.3                0.6
       Income tax paid                                                    (5.3)              (6.2)
                                                               -----------------  -----------------
    Net cash inflow from operating activities                             53.7               70.3
                                                               -----------------  -----------------

     CASH FLOWS FROM INVESTING ACTIVITIES
       Purchase of tangible fixed assets                                  (3.7)              (4.7)
       Purchase of subsidiary undertakings                                   -               (4.8)
                                                               -----------------  -----------------
    Net cash used in investing activities                                 (3.7)              (9.5)
                                                               -----------------  -----------------

    CASH FLOWS FROM FINANCING ACTIVITIES
       Proceeds from issuance of ordinary shares                             -               0.1
       Purchase of own shares                                                -               (0.2)
       Repayment of borrowings                                           (22.5)                 -
                                                               ------------------------------------
       Net cash used in financing activities                             (22.5)              (0.1)
                                                               -----------------  -----------------

    NET INCREASE IN CASH AND BANK OVERDRAFTS                              27.5              60.7
    Cash and bank overdrafts at beginning of the period
                                                                          18.7              55.5
    Exchange gains on cash and bank overdrafts
                                                                           1.8               4.9
                                                               -----------------  ----------------
    CASH AND BANK OVERDRAFTS AT END OF THE PERIOD                         48.0             121.1
                                                               =================  ================

    CASH GENERATED FROM OPERATIONS
    Profit for the period                                                 38.9               46.8
    Adjustments for:
       Tax                                                                17.0               23.9
       Depreciation of tangible fixed assets                               4.0                5.0
       Amortisation of software costs                                      1.7                1.0
       Goodwill adjustment arising from previously
        unrecognised tax benefits acquired                                 1.5                  -
       Interest income                                                    (0.3)              (0.6)
       Interest expense                                                   24.6               29.0
       Exceptional administrative items                                      -               (5.0)
    Changes in working capital:
       Inventories and directories in development                        (15.4)              (6.3)
       Trade and other receivables                                        25.1               19.2
       Trade and other payables                                          (24.3)             (25.8)
       Other                                                               1.3                0.9
                                                               -----------------  -----------------
    CASH GENERATED FROM OPERATIONS                                        74.1                88.1
                                                               =================  =================

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                                  AT                    AT
                                                                            31 MARCH               30 JUNE
                                                          NOTES                 2005                  2005
                                                                    -------------------   -------------------
                                                                            (POUND)M              (POUND)M
    NON CURRENT ASSETS
    Intangible fixed assets                                                   1,706.0               1,748.0
    Tangible fixed assets                                                        40.1                  37.3
    Investment                                                                    2.0                   2.5
    Deferred tax assets                                       7                  97.1                  97.1
                                                                    -------------------   -------------------
    TOTAL NON CURRENT ASSETS                                                  1,845.2               1,884.9
                                                                    -------------------   -------------------

    CURRENT ASSETS
                                                                    -------------------   -------------------
    Inventories                                                                   7.5                   9.7
    Directories in development                                                  165.1                 175.0
    Debtors                                                   8                 451.3                 453.8
    Cash at bank and in hand                                                     55.5                 121.1
                                                                    -------------------   -------------------
    TOTAL CURRENT ASSETS                                                        679.4                 759.6
                                                                    -------------------   -------------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN
      ONE YEAR
    Loans and other borrowings                               10                 (91.3)               (876.7)
    Corporation tax                                                             (28.2)                (34.3)
    Other creditors                                          11                (258.8)               (253.8)
                                                                    -------------------   -------------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
                                                                               (378.3)             (1,164.8)
                                                                    -------------------   -------------------
    NET CURRENT ASSETS (LIABILITIES)                                            301.1                (405.2)
                                                                    -------------------   -------------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                     2,146.3               1,479.7
    CREDITORS: AMOUNTS FALLING DUE AFTER
      MORE THAN ONE YEAR
    Loans and other borrowings                               10              (1,070.3)               (321.3)
    Deferred tax creditor                                    12                 (51.3)                (57.7)
    Retirement benefit obligations                           13                 (99.7)               (113.5)
                                                                    -------------------   -------------------
    NET ASSETS                                                                  925.0                 987.2
                                                                    ===================   ===================

    CAPITAL AND RESERVES
    Called up share capital                                  14                   7.0                   7.1
    Share premium account                                    14               1,191.0               1,192.2
    Foreign currency reserve                                 14                (116.2)                (87.7)
    Profit and loss account deficit                          14                (156.8)               (124.4)
                                                                    -------------------   -------------------
    EQUITY SHAREHOLDERS' FUNDS                                                  925.0                 987.2
                                                                    ===================   ===================

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1.       BASIS OF PREPARATION AND CONSOLIDATION

         The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

          This unaudited financial information for the three months to 30 June 2005 has been prepared in accordance with the Group's International Financial Reporting Standards ("IFRS") accounting policies as set out in our conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in our financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS.

          In preparing the financial information we used our best knowledge of the expected standards and interpretations, facts and circumstances and accounting policies that will be applicable at 31 March 2006. These may change before 31 March 2006. The expected standards and interpretations are subject to ongoing review by the European Union, and the International Accounting Standards Board may issue amended or additional standards or interpretations. Therefore, until we prepare our first full IFRS financial statements, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

         The amounts presented for the three months ended 30 June 2004 and at 30 June 2004 and 31 March 2005 have been restated from the amounts previously presented under UK GAAP. Details can be obtained from the IFRS conversion statements published on 13 June 2005 on our website.

         Subsequent to publishing the IFRS conversion statements we have improved our analysis of deferred taxes and other items, which has given rise to adjustments to amounts presented on the face of the balance sheet at 31 March 2005. These adjustments have increased our deferred tax assets and deferred tax creditors by (pound)4.5 million and increased the share premium account and profit and loss deficit by (pound)0.3 million. These changes are presentational in nature and do not affect the previously reported results or cash flows.

         The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

         In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

         The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell's 2005 annual report published in June 2005, which includes the audited consolidated financial statements of Yell Group PLC and its subsidiaries for the year ended 31 March 2005.

         The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

YELL GROUP PLC AND SUBSIDIARIES

2.       TURNOVER

                                                                          THREE MONTHS
                                                                          ENDED 30 JUNE               CHANGE
                                                               ----------------------------------------------
                                                                         2004             2005             %
                                                               ------------------  --------------------------
                                                                     (POUND)M         (POUND)M
          UK printed directories                                        138.9            143.9           3.6%
          Other products and  services                                   11.7             16.5          41.0%
                                                               ------------------  --------------
          TOTAL UK TURNOVER                                             150.6            160.4           6.5%
                                                               ------------------  --------------
          US printed directories:
          US printed directories at constant exchange rate
            (a)                                                         130.3            156.2          19.9%
          Exchange impact (a)                                               -             (3.0)
                                                               ------------------  --------------
          TOTAL US TURNOVER                                             130.3            153.2          17.6%
                                                               ------------------  --------------
          GROUP TURNOVER                                                280.9            313.6          11.6%
                                                               ==================  ==============

         (a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.


3.       OPERATING PROFIT AND EBITDA INFORMATION

           EBITDA BY SEGMENT

                                                                          Three months
                                                                          ended 30 June               Change
                                                               ----------------------------------------------
                                                                         2004             2005             %
                                                               ------------------  --------------------------
                                                                     (POUND)M         (POUND)M
          UK printed directories                                        51.1              50.6        (1.0)%
          Other products and services                                    3.6               6.5         80.6%
                                                              ------------------  ---------------
          TOTAL UK OPERATIONS                                           54.7              57.1          4.4%
                                                              ------------------ ----------------
          US operations:
          US printed directories at constant exchange rate
            (a)                                                         32.7              43.7         33.6%
          Exchange impact (a)                                              -              (0.7)
                                                              ------------------ ----------------
          TOTAL US OPERATIONS                                           32.7              43.0         31.5%
                                                              ------------------ ----------------
          GROUP ADJUSTED EBITDA                                         87.4             100.1         14.5%
                                                              ================== ================

         (a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

3.       OPERATING PROFIT AND EBITDA INFORMATION (CONTINUED)

         Reconciliation of group operating profit to EBITDA (a)

                                                                      THREE MONTHS
                                                                      ENDED 30 JUNE               CHANGE
                                                     -------------------------------------------------------
                                                                 2004                  2005            %
                                                     -------------------------------------------------------
                                                             (POUND)M              (POUND)M
         UK operations

         OPERATING PROFIT                                        51.8                  59.2
         Depreciation and amortisation of fixed
            assets                                                2.9                   2.9
                                                     -------------------- ---------------------
         UK OPERATIONS EBITDA                                    54.7                  62.1        13.5%
         Exceptional items                                          -                  (5.0)
                                                     -------------------- ---------------------
         UK OPERATIONS ADJUSTED EBITDA                           54.7                  57.1         4.4%
                                                     -------------------- ---------------------

         UK OPERATIONS ADJUSTED EBITDA MARGIN                    36.3%                 35.6%
                                                     ==================== =====================

         US operations

         OPERATING PROFIT                                        28.4                  39.9
         Depreciation and amortisation of fixed
            assets                                                4.3                   3.1
                                                     -------------------- ---------------------
         US OPERATIONS EBITDA                                    32.7                  43.0
         Exchange impact (b)                                        -                   0.7

                                                     -------------------- ---------------------
         US OPERATIONS EBITDA AT CONSTANT EXCHANGE               32.7                  43.7        33.6%
           RATE (b)
         Exchange impact (b)                                        -                  (0.7)
                                                     -------------------- ---------------------
         US OPERATIONS EBITDA                                    32.7                  43.0        31.5%
                                                     -------------------- ---------------------
         US OPERATIONS EBITDA MARGIN                             25.1%                 28.1%
                                                     ==================== =====================

         Group

         OPERATING PROFIT                                        80.2                  99.1
         Depreciation and amortisation of fixed
            assets                                                7.2                   6.0
                                                     -------------------- ---------------------
         GROUP EBITDA                                            87.4                 105.1        20.3%
         Exceptional items                                          -                  (5.0)
                                                     -------------------- ---------------------
         Exchange impact (b)                                        -                   0.7
                                                     -------------------- ---------------------
         GROUP ADJUSTED EBITDA AT CONSTANT EXCHANGE              87.4                 100.8        15.3%
            RATE (b)
         Exchange impact (b)                                        -                  (0.7)
                                                     -------------------- ---------------------
         GROUP ADJUSTED EBITDA                                   87.4                 100.1        14.5%
                                                     ==================== =====================

         GROUP ADJUSTED EBITDA MARGIN                            31.1%                 31.9%
                                                     ==================== =====================

(a) EBITDA is one of the key financial measures that we use to assess the growth in the business and operational efficiencies.

(b) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

          We do not allocate interest or taxation charges by product or geographic segment.

YELL GROUP PLC AND SUBSIDIARIES

4.       RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

                                                                 THREE MONTHS ENDED 30 JUNE
                                     ------------------------------------------------------------------------------------
                                                       2004                                       2005
                                     ------------------------------------------ ------------------------------------------
                                          ORDINARY      EXCEPTIONAL                 ORDINARY      EXCEPTIONAL
                                             ITEMS            ITEMS      TOTAL         ITEMS            ITEMS       TOTAL
                                     -------------- ---------------- ---------- ------------- ---------------- -----------
                                          (POUND)M         (POUND)M   (POUND)M      (POUND)M         (POUND)M    (POUND)M
         GROSS PROFIT                       153.1             -         153.1          170.6            -         170.6
         Distribution costs                  (8.3)            -          (8.3)          (9.4)           -          (9.4)
         Administrative expenses
                                            (64.6)            -         (64.6)         (67.1)           5.0       (62.1)
                                     -------------- ---------------- ---------- ------------- ---------------- -----------
         OPERATING PROFIT                    80.2             -          80.2           94.1            5.0        99.1
         Net interest payable
                                            (24.3)            -         (24.3)         (21.7)          (6.7)      (28.4)
                                     -------------- ---------------- ---------- ------------- ---------------- -----------
         PROFIT (LOSS) BEFORE
             TAXATION                        55.9             -          55.9           72.4           (1.7)       70.7
         Taxation                           (17.0)            -         (17.0)         (24.6)           0.7       (23.9)
                                     -------------- ---------------- ---------- ------------- ---------------- -----------
         PROFIT (LOSS) FOR THE
             PERIOD                          38.9             -          38.9            47.8          (1.0)       46.8
                                     ============== ================ ========== ============= ================ ===========

         There were no exceptional items in the three months ended 30 June 2004 The exceptional administrative credit for the three months ended 30 June 2005 relates to the release of a provision for IPO costs. Exceptional interest costs relate to the accelerated amortisation of deferred financing fees on our senior debt, which was redeemed at the date of the TransWestern acquisition.

5.       TAXATION

         The effective tax rate for the period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

                                                                                   THREE MONTHS ENDED 30 JUNE
                                                                               ----------------------------------
                                                                                         2004               2005
                                                                               ---------------    ---------------
                                                                                     (POUND)M           (POUND)M
         Profit on ordinary activities before taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%)
                                                                                          16.8               21.7
         Effects of:
            Higher tax rates in US                                                         1.6                2.9
            Previously unrecognised US tax losses recognised in period
                                                                                          (1.4)              -
                                                                               ---------------    ---------------
         Tax charge on ordinary profit before tax                                         17.0               24.6
         Net tax benefit on exceptional items                                             -                  (0.7)
                                                                               ---------------    ---------------
         NET CHARGE ON PROFIT BEFORE TAX                                                  17.0               23.9
                                                                               ===============    ===============

YELL GROUP PLC AND SUBSIDIARIES

6.       EARNINGS PER SHARE

         The calculation of basic and diluted earnings per share is based on the profit for the relevant financial period and on the weighted average share capital during the period.

                                                                                              EXCEPTIONAL
                                                                                  ACTUAL            ITEMS      ADJUSTED
                                                                            ------------- ---------------- -------------
         THREE MONTHS ENDED 30 JUNE 2005
         Group profit for the financial period ((pound)m)                          46.8               1.0         47.8
         Weighted average number of issued ordinary shares
            (millions)                                                            704.3                          704.3
                                                                            -------------                  -------------
         BASIC EARNINGS PER SHARE (PENCE)                                           6.6                            6.8
         Effect of share options (pence)                                              -                           (0.1)
                                                                            -------------                  -------------
         DILUTED EARNINGS PER SHARE (PENCE)                                         6.6                            6.7
                                                                            =============                  =============

         THREE MONTHS ENDED 30 JUNE 2004
         Group profit for the financial period ((pound)m)                          38.9                 -         38.9
         Weighted average number of issued ordinary shares
            (millions)                                                            697.8                          697.8
                                                                            -------------                  -------------
         BASIC EARNINGS PER SHARE (PENCE)                                           5.6                            5.6
         Effect of share options (pence)                                           (0.1)                          (0.1)
                                                                            -------------                  -------------
         DILUTED EARNINGS PER SHARE (PENCE)                                         5.5                            5.5
                                                                            =============                  =============

7.       DEFERRED TAX ASSETS

          The elements of deferred tax assets recognised in the accounts were as follows:

                                                                                                AT                 AT
                                                                                          31 MARCH            30 JUNE
                                                                                              2005               2005
                                                                                   ------------------     --------------
                                                                                          (POUND)M           (POUND)M
         Tax effect of timing differences due to:
             Retirement benefit obligations                                                    29.9               34.1
             Bad debt provisions                                                               25.1               26.7
             Net operating losses                                                              20.9               17.1
             Depreciation                                                                       9.2                9.2
             Unrealised benefit on unexercised stock options                                    6.5                5.3
             Accrued expenses and other items                                                   5.5                4.7
                                                                                   ------------------     --------------
         RECOGNISED DEFERRED TAX ASSETS                                                        97.1               97.1
                                                                                   ==================     ==============

YELL GROUP PLC AND SUBSIDIARIES

8.       DEBTORS

                                                                                     AT                     AT
                                                                               31 MARCH                30 JUNE
                                                                                   2005                   2005
                                                                       -------------------    -------------------
                                                                               (POUND)M               (POUND)M
         Trade debtors                                                             429.3                 419.0
         Other debtors                                                               8.1                   9.0
         Accrued income                                                              4.7                   8.0
         Prepayments                                                                 9.2                  17.8
                                                                       -------------------    -------------------
         TOTAL DEBTORS                                                             451.3                 453.8
                                                                       ===================    ===================


9.       NET DEBT

         ANALYSIS OF NET DEBT
                                                                                         AT                 AT
                                                                                   31 MARCH            30 JUNE
                                                                                       2005               2005
                                                                           ------------------  ------------------
                                                                                   (POUND)M           (POUND)M

         Long-term loans and other borrowings
             falling due after more than one year                                   1,070.3              321.3
         Short-term borrowings and long-term
             loans and other borrowings falling due within
             one year                                                                  91.3              876.7
                                                                           ------------------  ------------------
         Total debt                                                                 1,161.6            1,198.0
         Cash at bank and in hand                                                     (55.5)            (121.1)
                                                                           ------------------  ------------------
         NET DEBT AT END OF PERIOD                                                  1,106.1            1,076.9
                                                                           ==================  ==================

10.      LOANS AND OTHER BORROWINGS
                                                                                          AT                  AT
                                                                                    31 MARCH             30 JUNE
                                                                                     2005 (A)           2005 (A)
                                                                             ----------------  ------------------
                                                                                     (POUND)M           (POUND)M
         AMOUNTS FALLING DUE WITHIN ONE YEAR
         Senior credit facilities                                                     90.0                 875.3
         Net obligations under finance leases                                          1.3                   1.4
                                                                             ----------------  ------------------
         TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                    91.3                 876.7
                                                                             ----------------  ------------------
         AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
         Senior credit facilities                                                    761.0                     -
         Senior notes:
             Senior sterling notes                                                   159.8                 160.3
             Senior dollar notes                                                      67.4                  71.3
             Senior discount dollar notes                                             82.1                  89.7
                                                                             ----------------  ------------------
         TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
                                                                                   1,070.3                 321.3
                                                                             ----------------  ------------------
         NET LOANS AND OTHER BORROWINGS                                            1,161.6               1,198.0
                                                                             ================  ==================


(a) Balances are shown net of deferred financing fees of (pound)5.8 million at 30 June 2005 and (pound)14.0 million at 31 March 2005.


                                       18

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

11.       OTHER CREDITORS

                                                                                        AT                   AT
                                                                                  31 MARCH              30 JUNE
                                                                                      2005                 2005
                                                                       ---------------------  ------------------
                                                                                  (POUND)M             (POUND)M

         Trade creditors                                                              22.9                 12.3
         Other taxation and social security                                           23.1                 28.3
         Other creditors                                                               4.3                  6.0
         Accruals                                                                    117.0                114.7
         Deferred income                                                              91.5                 92.5
                                                                       ---------------------    ----------------
           TOTAL CREDITORS FALLING DUE WITHIN ONE YEAR                               258.8                253.8
                                                                       =====================    ================


12.      DEFERRED TAXATION CREDITOR

          The elements of deferred tax creditors recognised in the accounts were as follows:

                                                                                        AT                   AT
                                                                                  31 MARCH              30 JUNE
                                                                                      2005                 2005
                                                                       ---------------------  ------------------
                                                                                  (POUND)M             (POUND)M
         The effect of timing differences due to:
         Amortisation of fixed assets                                                 25.5                 30.5
         Stocks valuation                                                             25.8                 27.2
                                                                       ---------------------    ----------------
           RECOGNISED DEFERRED TAX CREDITORS                                          51.3                 57.7
                                                                       =====================    ================

13.      RETIREMENT BENEFIT OBLIGATIONS

          The (pound)13.8 million increase in retirement benefit obligations is the net result of total charges of (pound)5.8 million in the Income Statement and the estimated deficit increase of (pound)20.0 million in the Statement of Recognised Income and Expense offset by total cash contributions of (pound)12.0 million. The (pound)20.0 million increase in deficit reflects a decrease from 5.4% to 4.9% in the reference market rate to which the discount rate is tied and takes into account changes in asset values by reference to relevant market indices.

14.      CHANGES IN EQUITY SHAREHOLDERS' FUNDS

                                                                               FOREIGN     PROFIT
                                                   SHARE         SHARE        CURRENCY   AND LOSS
                                                 CAPITAL       PREMIUM         RESERVE    ACCOUNT        TOTAL
                                                -----------------------------------------------------------------
                                                (POUND)M      (POUND)M        (POUND)M   (POUND)M     (POUND)M
         BALANCE AT 31 MARCH 2005                    7.0       1,191.0         (116.2)    (156.8)        925.0
         Profit on ordinary
            activities after taxation                  -             -            -         46.8          46.8
         Ordinary share issue                        0.1           1.2            -             -          1.3
          Capital Accumulation Plan
              and other share schemes (a)              -             -                        1.9          1.9
         Currency movements                            -             -           28.5           -         28.5
         Other comprehensive income                    -             -            -        (16.3)        (16.3)
                                                ----------- ------------ ------------- ------------- ------------
         BALANCE AT 30 JUNE 2005                     7.1       1,192.2          (87.7)    (124.4)        987.2
                                                =========== ============ ============= ============= ============

(a) Amortisation of the costs incurred in buying shares held in an ESOP trust for employees.

YELL GROUP PLC AND SUBSIDIARIES

15.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         Our consolidated financial information is prepared in accordance with the Group's International Financial Reporting Standards ("IFRS") accounting policies as set out in our conversion statements for the periods ended 31 March 2005, which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting for acquisitions before 1 April 2004, which affects the accounting for directories in development, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in development, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the use of different actuarial methods and from a difference in the timing of when actuarial gains and losses are recognised. Dividends are recorded, under IFRS, in the period in which they are approved by the board of directors or shareholders. Under US GAAP, dividends are recorded in the period in which they are declared.

         The following information summarises estimated adjustments, gross of their tax effect, which reconcile net profit and shareholders' funds from that reported under IFRS to that which would have been recorded had US GAAP been applied.

          NET PROFIT

                                                                             THREE MONTHS ENDED 30 JUNE
                                                                      -----------------------------------------
                                                                                  2004                    2005
                                                                      -------------------  --------------------
                                                                              (POUND)M                (POUND)M
             Profit on ordinary activities after taxation under
                 IFRS                                                             38.9                   46.8
             Adjustment for:
               Directories in development
               -Deferred costs                                                    (6.2)                  (5.5)
               -Acquisition accounting(a)                                         (4.0)                     -
               Pensions                                                           (1.0)                  (3.2)
               Other intangible assets                                           (20.2)                 (18.2)
               Derivative financial instruments                                    6.0                   (4.6)
               Deferred taxation                                                  13.5                    8.7
               Deferred finance fees                                                 -                    6.7
               Other                                                                 -                   (1.5)
                                                                      ------------------  ---------------------
             NET PROFIT AS ADJUSTED FOR US GAAP                                   27.0                   29.2
                                                                      ==================  =====================

(a) Represents adjustments that arose as a result of acquisitions before 1 April 2004.

YELL GROUP PLC AND SUBSIDIARIES

15.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

          Equity shareholders' funds

                                                                                        AT                  AT
                                                                                  31 MARCH             30 JUNE
                                                                                      2005                2005
                                                                         ------------------- ------------------
                                                                                  (POUND)M            (POUND)M
          Equity shareholders' funds under IFRS                                      925.0               987.2
              Adjustment for:
                   Directories in progress                                          (115.6)             (125.2)
                   Pensions                                                           94.9               111.7
                   Additional minimum pension liability                              (59.0)              (59.0)
                   Goodwill                                                         (542.9)             (547.4)
                   Other intangible assets                                           671.9               663.5
                   Derivative financial instruments                                    2.9                   -
                   Deferred taxation                                                (164.0)             (163.8)
                   Dividends declared                                                    -               (58.9)
                   Deferred finance fees                                                 -                 6.7
                   Other                                                               1.7                   -
                                                                          ------------------ -------------------
          EQUITY SHAREHOLDERS' FUNDS AS ADJUSTED FOR US GAAP
                                                                                     814.9               814.8
                                                                          ================== ===================

16.      LITIGATION

           The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and are placing reliance on findings of the New York Court in the now settled suit brought against Yellow Book USA by Verizon. On 13 May 2005, the court in New Jersey gave its preliminary approval to a comprehensive national settlement, with no admission of liability. Notice of the terms of settlement was published to class members and the final approval hearing is expected before we publish our half year results. The Yell Group fully provided for the estimated costs in the year ended 31 March 2005 arising from this class action.

NOTES TO EDITORS


YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2005, Yell published 111 directories in the United Kingdom and 565 in the United States; in the United Kingdom, where it is a leading player in the classified advertising market, it served 478,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 455,000 unique advertisers.

Yell's brands in the United Kingdom are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the United States are Yellow Book and Yellowbook.com, all of which are trademarks.